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SCHEDULE A – STATEMENT OF CORPORATE GOVERNANCE PRACTICES

Highlights of 2005 Governance Efforts

The following statement addresses the principal matters relating to the Company's corporate governance practices. In 2005, the Company's ongoing governance efforts included the following:

  •
  All directors except the President and Chief Executive Officer were determined to be independent in accordance with applicable securities legislation.

  •
  All members of Audit, Governance and Nominating and Management Succession and Compensation Committees were determined to be independent in accordance with applicable securities legislation.

  •
  The director share ownership policy was revised to link share ownership requirements to annual retainers for Board members.

  •
  All directors and executive officers met share ownership guidelines.

  •
  The Company does not currently intend to grant director stock options to non-executive directors.

  •
  Shareholders were given the opportunity to vote for individual directors.

  •
  Mandatory ethics awareness training was completed by all permanent employees of the Company between May and July.

  •
  An accounting and auditing complaints procedure was established.

  •
  The terms of reference of the Board of Directors and its committees were updated.

  •
  The Board, Board Committee and individual director evaluation process was updated and completed.

  •
  Succession planning for new directors continues.

Overview

The Company's corporate governance practices satisfy all the existing guidelines for effective corporate governance established by National Instrument 58-101 and National Policy 58-201 (collectively, the "CSA Rules"), all of the New York Stock Exchange ("NYSE") corporate governance listing standards applicable to non-U.S. companies and substantially all of the NYSE corporate governance listing standards applicable to U.S. companies. In 2005, the Toronto Stock Exchange ("TSX") replaced its corporate governance principles with a requirement that listed issuers comply with the CSA Rules.

With respect to the NYSE corporate governance listing standards, the Company's corporate governance practices differ in only three respects from those applicable to U.S. companies. First, the NYSE listing standards require shareholder approval of all equity compensation plans and any material revisions to such plans, regardless of whether the securities to be delivered under such plans are newly issued or purchased on the open market, subject to a few limited exceptions. In contrast, the TSX rules require shareholder approval of equity compensation plans only when such plans involve newly issued securities. Equity compensation plans that do not provide for a fixed maximum number of securities to be issued must have a rolling maximum number of securities to be issued based on a fixed percentage of the issuer's outstanding securities and must also be approved by shareholders every three years. If the plan provides a procedure for its amendment, the TSX rules require shareholder approval of amendments only where the amendment involves a reduction in the exercise price or an extension of the term of options held by insiders. Secondly, the NYSE listing standards require that any waivers of a company's code of business conduct and ethics for directors or executive officers be promptly disclosed. The Company complies with the requirements of the CSA Rules which specify that material departures from the Policy on Business Conduct and Ethics by a director or executive officer which constitute a material change to the Company will be promptly disclosed to shareholders. Finally, the NYSE listing standards require that the Audit Committee charter specify that the Audit Committee assist the Board of Directors in its oversight of the Company's compliance with legal and regulatory requirements. The Company's Board oversees the Company's compliance with legal and regulatory requirements and this responsibility specifically forms part of the Board's Terms of Reference. Each of the Board committees assists the Board in its oversight of the Company's compliance with legal and regulatory requirements in each of their areas of responsibility.

Summaries of the mandates of the Board, its committees (including position descriptions for the Chair of each committee), the Chairman and the Chief Executive Officer may be obtained from the Company website at www.talisman-energy.com or upon request from: Investor and Corporate Communications Department, Talisman Energy Inc., Suite 3400, 888 Third Street S.W., Calgary, Alberta, T2P 5C5, e-mail: tlm@talisman-energy.com. The Terms of Reference for the Board are reproduced in their entirety in this Schedule. In addition, the Terms of Reference for the Audit Committee are reproduced in their entirety in Schedule C to the Company's annual information form for the year ended December 31, 2005.

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Independence of the Board

The CSA Rules state that a board should have a majority of independent directors. An independent director is defined as an individual who has no direct or indirect material relationship with the Company (that is, a relationship which could, in the view of the Company's Board of Directors, be reasonably expected to interfere with the exercise of a director's independent judgment). From January to December 2005, the Board of Directors of the Company was comprised of nine directors, eight of whom, including the Chairman of the Board, qualified as independent directors as defined by the CSA Rules and Multilateral Instrument 52-110. The only related director is James W. Buckee, President and Chief Executive Officer of the Company. In December 2005, William R.P. Dalton was appointed as a director of the Company and in March 2006, Charles R. Williamson was also appointed as a director of the Company. The Board has therefore determined that in accordance with the CSA Rules, ten of the eleven current directors have no direct or indirect material relationship with the Company and that the Company is in compliance with the majority independent requirement of the CSA Rules.

In accordance with a New York Stock Exchange rule that listed companies must have a majority of independent directors, the Board has determined that none of the ten unrelated directors has any material relationship with the Company (other than serving as a director of the Company). Therefore, the Board has determined that all ten unrelated directors (being Douglas D. Baldwin, William R.P. Dalton, Kevin S. Dunne, Al L. Flood, Dale G. Parker, Lawrence G. Tapp, Stella M. Thompson, Robert G. Welty, Charles R. Williamson and Charles W. Wilson) are independent as defined by the rules of the New York Stock Exchange. Douglas D. Baldwin, William R.P. Dalton, Al L. Flood, Charles R. Williamson and Charles W. Wilson have relationships with the Company through their directorships or shareholdings with TransCanada Corporation and TransCanada PipeLines Limited (collectively "TransCanada") and the University of Calgary (the "University") in the case of Douglas D. Baldwin, the HSBC group of companies in the case of William R.P. Dalton, the Canadian Imperial Bank of Commerce ("CIBC") in the case of Al L. Flood, Unocal Corporation (now Chevron Corporation ("Chevron)) and Weyerhaeuser Inc. ("Weyerhaeuser") in the case of Charles R. Williamson and Akita Drilling Ltd. ("Akita") in the case of Charles W. Wilson. The Company has ordinary course business dealings with each of TransCanada, HSBC, CIBC, Chevron, Weyerhaeuser and Akita, and has made donations to the University. The Board of Directors determined that neither Mr. Baldwin's, Mr. Dalton's, Mr. Flood's nor Mr. Williamson's relationship with the Company is material on account of the aforementioned relationships, principally on the grounds that (i) the relationships the Company has with each of TransCanada, HSBC, CIBC, Chevron and Weyerhaeuser were entered into on terms substantially similar to those that would be offered to comparable counterparties in similar circumstances; and (ii) the termination of a relationship with TransCanada, the University, HSBC, CIBC, Chevron or Weyerhaeuser in the normal course of business would not reasonably be expected to have a material and adverse effect on the financial condition, results of operations or business of TransCanada, the University, HSBC, CIBC, Chevron or Weyerhaeuser. In other words, the personal interests of these directors are not linked to the Company's successes through the entities listed above. In addition, the Board has determined that the Company's relationship to Akita might be material to Akita, however, the Board has determined that Mr. Wilson's relationship with the Company is not material on account of the aforementioned relationship, principally on the grounds that: (i) the relationship that the Company has with Akita was entered into on terms substantially similar to those that would be offered to comparable counterparties in similar circumstances; and (ii) Mr. Wilson's personal economic exposure to Akita is not material to him. Accordingly, the Company's relationship with each of TransCanada, the University, HSBC, CIBC, Chevron, Weyerhaeuser and Akita does not compromise Mr. Baldwin's, Mr. Dalton's, Mr. Flood's, Mr. Williamson's or Mr. Wilson's independence, as applicable.

The composition of the Board, including the independence of the Chairman and his specified role, ensures that the Board has in place appropriate structures and procedures which allow the Board to function independently of management. All committees of the Board of Directors are composed entirely of unrelated, independent directors with the exception of the Executive Committee and the Pension Funds Committee, the majority of whose members are unrelated and independent.

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The results of the independence determinations made by the Board of Directors follow in tabular form:

Name of Director[1]	Independent (I) /Non-Independent (NI)	Committee Memberships

Douglas D. Baldwin	I	Executive, Governance and Nominating, Management Succession and Compensation, Reserves
James W. Buckee	NI	Executive, Pension
William R.P. Dalton	I	N/A2
Kevin S. Dunne	I	Governance and Nominating, Pension, Reserves
Lawrence G. Tapp	I	Governance and Nominating, Management Succession and Compensation
Stella M. Thompson	I	Executive, Management Succession and Compensation, Pension
Robert G. Welty	I	Audit, Governance and Nominating
Charles R. Williamson	I	N/A2
Charles W. Wilson	I	Audit, Executive, Reserves

Notes:

1
The above chart does not include Al L. Flood and Dale G. Parker, who will retire from the Board of Directors at the conclusion of the Meeting.
2
Mr. Dalton was appointed a director in December 2005, and Mr. Williamson was appointed a director in March 2006. As a result, neither Mr. Dalton nor Mr. Williamson currently serve on any Board Committees. Committee appointments will be made in May 2006 following completion of the Meeting.

The Company's Board of Directors has adopted a policy regarding Board succession. The policy states that an independent director should offer to resign if he or she has ceased to be independent. Board members are also required to advise the Chairman of the Governance and Nominating Committee where there is a significant change in the member's personal status including a negative change in public profile, or significant changes in employment or health. Upon receipt of any such notification, the Governance and Nominating Committee will consider the member's change in status in light of the Company's recruitment criteria and Board succession plans and, depending on the results of those deliberations, may request the member's resignation from the Board of Directors.

Other Directorships

Certain directors of the Company serve as directors of other issuers. Disclosure of these directorships is contained in the Circular under the heading "Election of Directors". As at March 13, 2006, there were no interlocking relationships between directors of the Company.

The Company's Governance and Nominating Committee monitors the amount of other board memberships for current and proposed directors on an ongoing basis to ensure the ability of all directors to effectively act in the best interests of the Company.

Responsibilities of the Board

The Board of Directors of the Company sees its principal role as stewardship of the Company and its fundamental objective as the creation of shareholder value, including the protection and enhancement of the value of the Company's assets. The Board's stewardship responsibility means that it oversees the conduct of the business and management, which is responsible for developing long-term strategy and conducting the Company's day-to-day business. In addition to strategy discussions at regularly scheduled Board meetings, the Board meets at an extended annual Board session to specifically review and approve corporate strategy.

The Board assesses and ensures systems are in place to manage the risks of the Company's business with the objective of preserving the Company's assets. The Board, through the Chief Executive Officer, sets the attitude and disposition of the Company towards compliance with applicable laws, environmental, safety and health policies, financial practices and reporting. In addition to its primary accountability to shareholders, the Board is also accountable to employees, government authorities, other stakeholders and the public.

In fulfilling its primary responsibilities, the Board ensures that the Company has:

  •
  established long-term goals and a strategic planning process, identified and has an understanding of the principal risks of the Company's business and implemented appropriate systems to monitor and manage those risks;

  •
  established processes to manage and measure management's, and in particular, the Chief Executive Officer's performance in achieving the Company's stated objectives, including appropriate training, monitoring, development and succession planning of management;

  •
  established internal controls and management systems to effectively monitor the Company's operations and ensure compliance with applicable laws, regulations and policies;

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  •
  implemented processes to properly oversee Company sponsored pension plans; and

  •
  adopted a communications program for effectively communicating with and receiving feedback from shareholders, employees, government authorities, other stakeholders and the public.

The Board is also required to:

  •
  satisfy itself as to the business and professional integrity of the Chief Executive Officer and other executive officers, as well as the Chief Executive Officer and the executive officers' creation of a culture of integrity through the Company;

  •
  develop the Company's approach to corporate governance, the review of which is led by the Governance and Nominating Committee of the Board; and

  •
  monitor compliance with the Company's Policy on Business Conduct and Ethics.

Expectations and responsibilities of directors, including basic duties and responsibilities with respect to attendance at board meetings and advance review of meeting materials, are included in the Terms of Reference for the Board and are also communicated in orientation sessions for new Board members.

The Board of Directors may delegate authority over certain matters to a committee of the Board, provided that certain responsibilities of the Board are sufficiently important to warrant the attention of the full Board and, accordingly, are not delegated or are only delegated in a qualified or partial manner, including:

  •
  submitting to shareholders any matter requiring their approval;

  •
  filling vacancies among the directors or in the office of external auditor or appointing additional directors;

  •
  issuing securities, declaring dividends or repurchasing the Company's own shares;

  •
  approving management proxy circulars;

  •
  approving annual financial statements;

  •
  approving the annual statement of reserves data and other oil and gas information and reports thereon; and

  •
  adopting, amending or repealing by-laws.

The Board of Directors has developed Terms of Reference for the Board embodying the foregoing which are reproduced in their entirety at the end of this Schedule. To assist Board members in performing their responsibilities, the Company has adopted a policy whereby, with the approval of the Chairman of the Governance and Nominating Committee, a Board member may engage an outside advisor at the Company's expense.

Orientation and Continuing Education

The Company has an orientation and development program for its Board. An orientation manual, which is updated for existing directors on a regular basis, is provided to new Board members who are expected to review and become familiar with its contents. In addition, the Company conducts an orientation session with new directors to review the Company's business, expectations of directors, current issues and opportunities and corporate goals and objectives. The Company also provides directors with opportunities to increase their knowledge and understanding of the Company's business. The Board visits one of the Company's international locations, major domestic facilities or operating areas on an annual basis. Briefings on strategic issues are completed on an ongoing basis but specifically at an annual strategy session, and typically include reviews of the competitive environment, the Company's performance relative to its peers, and any other developments that could materially affect the Company's business. The Board is also briefed on a regular basis on corporate governance developments and emerging best practices in corporate governance. In 2005, activities of the Board included a site visit to one of the Company's international operations, an educational session on the sociopolitical climate of one of the Company's operating regions and a visit to a third party's major regional project. In addition, the Chairman of the Board traveled to a subsidiary's offices with senior executives to receive an overview of the region's operations.

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Summary of Meetings Held, Attendance Record

During 2005, the following Board and Board committee meetings were held:

Board of Directors	9
Executive Committee	1
Audit Committee	5
Management Succession and Compensation Committee	4
Pension Funds Committee	2
Governance and Nominating Committee	4
Reserves Committee	2

Of the Board meetings listed above, three were called as special meetings and one was held outside of Canada.

In-camera sessions comprising only independent directors are required at each Board meeting and the Roles and Responsibilities of the Chairman of the Board contemplate that the holding of such meetings is a duty of the Chairman. During the year ended December 31, 2005, the Board held five in-camera sessions (one at each regularly scheduled Board session excluding the Board meeting immediately following the shareholders' meeting). In addition, separate in-camera sessions were conducted by the Reserves Committee with the Company's Internal Qualified Reserves Evaluator and by the Audit Committee with both the external auditor and internal auditors. The Chairman maintains regular contact with Board members regarding issues to come before the Board, and to solicit views on matters considered important to the function of the Board.

The attendance record of each director during the 12 month period ended December 31, 2005 is as follows:

Name[3]	Committee Memberships	Board Meetings Attended		Committee Meetings Attended

Douglas D. Baldwin	Executive, Governance and Nominating, Management Succession and Compensation, Reserves	9 of 9		11 of 11
James W. Buckee	Executive, Pension	9 of 9		3 of 3
Kevin S. Dunne	Governance and Nominating, Pension, Reserves	9 of 9		8 of 8
Al L. Flood	Audit, Management Succession and Compensation	8 of 9	[1]	7 of 9	[1]
Dale G. Parker	Audit, Pension	9 of 9		7 of 7
Lawrence G. Tapp	Governance and Nominating, Management Succession and Compensation	8 of 9	[2]	8 of 8
Stella M. Thompson	Executive, Management Succession and Compensation, Pension	8 of 9	[2]	7 of 7
Robert G. Welty	Audit, Governance and Nominating	9 of 9		9 of 9
Charles W. Wilson	Audit, Executive, Reserves	9 of 9		7 of 8	[2]

Notes:

1
Mr. Flood was unable to attend a single session at which one Board meeting and two Board Committee meetings were held due to a family death.
2
Each of Mr. Tapp, Ms. Thompson and Mr. Wilson were unable to attend one meeting due to conflicts with previously scheduled business commitments. In each case, meeting materials were reviewed by the director unable to attend.
3
William R. P. Dalton was appointed to the Board of Directors effective December 30, 2005 and is therefore not included in the above chart. Mr. Dalton attended one Board session as a guest.

Board Succession

The Governance and Nominating Committee continued to consider succession planning for Board members in 2005.

In 2004, the Governance and Nominating Committee adopted screening and assessment guidelines to assist in the process of identifying new Board members. To assist in the Company's selection process, the Governance and Nominating Committee created a profile of ideal characteristics and qualifications of new nominees which takes into account the Company's governance framework and current Board composition. In 2005, the Governance and Nominating Committee utilized this profile to identify specific candidates who possessed the experience, education and general characteristics profiled. Additional background research and analysis of pre-existing relationships was completed to further define the list of candidates. At the request of the Governance and Nominating Committee, the Chairman of the Board and the

M A N A G E M E N T P R O X Y C I R C U L A R 23

Chief Executive Officer conducted interviews with various candidates. The Board of Directors was updated on succession planning efforts at each regularly scheduled Board meeting.

As a result of these efforts, William R.P. Dalton was appointed as a director of the Company in December 2005, and Charles R. Williamson was appointed as a director of the Company in March 2006. Shareholders will be asked to elect both Mr. Dalton and Mr. Williamson as directors at the May 9, 2006 Meeting (See "Election of Directors" in the Circular).

The Governance and Nominating Committee's director succession planning is an ongoing exercise. An external consultant has also been retained to assist in succession planning for the Chairman of the Board.

Terms of Reference

In 2005, the Governance and Nominating Committee undertook to update the Terms of Reference for the Board of Directors and all Board Committees to reflect evolving committee responsibilities, the CSA Rules and current developments in corporate governance. The Board of Directors approved the changes to the Terms of Reference in March 2005. Minor changes to the Governance and Nominating Committee's Terms of Reference were subsequently made in July 2005.

Each Board Committee is asked on an annual basis to consider whether changes to its Terms of Reference are required. All changes to Terms of Reference are reviewed by the Governance and Nominating Committee before recommendations are made to the Board.

Committees of the Board

The Board of Directors has established six committees: the Audit Committee, the Executive Committee, the Governance and Nominating Committee, the Management Succession and Compensation Committee, the Pension Funds Committee and the Reserves Committee. All committees are comprised of a majority of unrelated, independent directors. The President and Chief Executive Officer is the only related director on the Board and is a member of the Executive Committee and the Pension Funds Committee. All other committees are composed exclusively of unrelated, independent directors. With the exception of the Executive Committee, for which there are no regularly scheduled meetings, the committees of the Board convene in accordance with an annually developed schedule.

Audit Committee

Members:    The Audit Committee consists of Al L. Flood, Dale G. Parker, Robert G. Welty 1, and Charles W. Wilson, all of whom are unrelated, independent directors. One member of the Audit Committee simultaneously serves on the audit committees of more than three public companies. The Board has determined that such simultaneous service does not impair the ability of this member to effectively serve on the Company's Audit Committee. Note:

1
Denotes Committee Chair.

The Board has also determined that all members of the Audit Committee are "financially literate" as defined in Multilateral Instrument 52-110. An individual is considered financially literate if he or she has the ability to read and understand a set of financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of the issues that can reasonably be expected to be raised by the issuer's financial statements. The Board has also determined that Robert G. Welty is an "audit committee financial expert" as defined by the listing standards of the New York Stock Exchange and related US securities legislation.

Mandate:    The primary roles and responsibilities of the Audit Committee include:

  •
  reviewing and recommending to the Board for approval, the Company's annual earnings press release, annual financial statements and the related discussion and analysis of management;

  •
  reviewing and approving all interim earnings press releases, the Company's interim financial statements (prior to their publication, filing or delivery to securityholders) and the related discussion and analysis of management;

  •
  reviewing and approving, as prescribed, other financial information;

  •
  recommending to the Board the auditors who will be proposed at the annual shareholders' meeting for appointment as the Company's external auditor for the ensuing year;

  •
  evaluating and ensuring the independence of the Company's auditor;

  •
  reviewing and pre-approving the terms of the annual external audit engagement plan, as well as non-audit services the auditor is to perform;

  •
  reviewing results of external audit activities;

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  •
  reviewing the Company's ongoing relationship with its auditor;

  •
  maintaining direct access to the Company's internal auditors and external auditor and meeting separately with each group;

  •
  overseeing the internal audit function of the Company and its relationship with the Company's auditors and management;

  •
  reviewing and assessing regularly:

  (a)
  the quality and acceptability of accounting policies and financial reporting practices used by the Company;

  (b)
  any significant proposed changes in financial reporting and accounting policies and practices to be adopted by the Company;

  (c)
  any new or pending developments, in accounting and reporting standards that may affect the Company;

  (d)
  the key financial estimates and judgments of management that may be material to the financial reporting of the Company;

  (e)
  policies related to financial disclosure risk assessment and management; and

  (f)
  responses by management to material information requests from government or regulatory authorities which may have an impact on the financial reporting of the Company;

  •
  reviewing and obtaining reasonable assurance that the Company's internal financial control and information systems are properly designed and effectively implemented to produce accurate, appropriate and timely financial information;

  •
  reviewing insurance coverage of significant business risks;

  •
  receiving a report on the Company's material subsidiaries concerning any material non-routine structures;

  •
  reviewing corporate policies within the scope of its responsibility and monitoring compliance with such policies;

  •
  in respect of matters within the Audit Committee's purview and delegation, assisting the Board in its oversight of the Company's compliance with legal and regulatory requirements;

  •
  directing and supervising the investigation into any matter brought to the Committee's attention within the scope of its duties; and

  •
  reporting to the Board at each regularly scheduled meeting following any Audit Committee meeting.

The Audit Committee has the authority to engage independent counsel and other advisers having special competencies, as it determines necessary to carry out its duties, and it determines the appropriate amount of funding the Company is to provide for compensation of such advisors.

For additional information on the Audit Committee, please see Schedule C to the Company's annual information form for the year ended December 31, 2005.

Audit Committee Report

The following report of the Audit Committee of the Company shall not be deemed to be "soliciting material" or to be "filed" with the Canadian securities regulators or the U.S. Securities and Exchange Commission ("SEC"), nor shall this report be incorporated by reference into any filing made by the Company under the U.S. Securities Act of 1933, as amended, or the U.S. Securities Exchange Act of 1934, as amended.

The Audit Committee met with management and the independent auditor to review and discuss the December 31, 2005 financial statements. The Audit Committee also discussed with the independent auditor the matters included in the U.S. Statement on Auditing Standards No. 61 (Communication with Audit Committees). The Audit Committee has also received written disclosures from the independent auditor included in the U.S. Independence Standards Board Standard No. 1 (Independence Discussions with Audit Committees), and the Audit Committee discussed with the independent auditor that firm's independence.

Based upon the Audit Committee's review and discussions with management and the independent auditor, and the Audit Committee's review of the representations of management and the independent auditor, the Audit Committee recommended that the Board of Directors approve the audited consolidated financial statements for filing with the Canadian securities regulators and the SEC, and include the audited consolidated financial statements in the Company's annual report to shareholders for the year ended December 31, 2005.

The Audit Committee is committed to compliance with all applicable accounting policies, procedures and related controls. In accordance with the requirements of the U.S. Securities Exchange Act of 1934 and Multilateral Instrument 52-110, the Audit Committee has adopted procedures for

M A N A G E M E N T P R O X Y C I R C U L A R 25

(a) the receipt, retention, and treatment of complaints received by the Company regarding accounting, internal accounting controls or auditing matters; and (b) the confidential, anonymous submission by employees of the Company of concerns regarding questionable accounting or auditing matters. These procedures were implemented prior to the 2005 shareholders' meeting. The Company has amended its Policy on Business Conduct and Ethics to codify these practices.

  The Audit Committee

  Robert G. Welty, Chair
  Al L. Flood
  Dale G. Parker
  Charles W. Wilson

Executive Committee

Members:    The Executive Committee consists of Douglas D. Baldwin 1, James W. Buckee, Stella M. Thompson, and Charles W. Wilson, of whom only James W. Buckee is a related, non-independent director.

Mandate:    The Executive Committee is an extension of the full Board and convenes to take action when it is not practicable to call a meeting of the full Board. Consequently, the Executive Committee has no regularly scheduled meetings. The Executive Committee may exercise, subject to applicable laws, all of the powers and discretions of the full Board, provided that the powers of the Committee do not include those listed previously as warranting the attention of the full Board.

Governance and Nominating Committee

Members:    The Governance and Nominating Committee consists of Douglas D. Baldwin, Kevin S. Dunne, Lawrence G. Tapp1, and Robert G. Welty, all of whom are unrelated, independent directors.

Mandate:    The primary roles and responsibilities of the Governance and Nominating Committee include:

  •
  developing a set of corporate governance principles and guidelines applicable to the Company and reviewing and approving the Company's annual disclosure of corporate governance compliance;

  •
  establishing a long-term plan for composition of the Board;

  •
  establishing a process for identifying, recruiting and appointing new directors and recommending nominees for election to the Board;

  •
  reviewing and recommending the education and orientation program for new Board members;

  •
  reviewing periodically the size of the Board to ensure its continued effectiveness;

  •
  assessing the effectiveness of, and ensuring there is a succession plan for, the Chairman of the Board;

  •
  reviewing and determining director compensation to ensure such compensation properly reflects the responsibilities and risks involved in being a director (this includes, but is not limited to reviewing the purpose of, and recommending grants under, the Deferred Share Unit Plan);

  •
  developing written position descriptions for the Chairs of the Committees and the Chairman of the Board;

  •
  reviewing the general responsibilities and function of the Board, its committees and the roles of the Chairman of the Board and the Chief Executive Officer;

  •
  assessing the needs of the Board in terms of frequency, location and conduct of Board and committee meetings;

  •
  in respect of matters within the Governance and Nominating Committee's purview and delegation, assisting the Board in its oversight of the Company's compliance with legal and regulatory compliance;

  •
  considering, and when appropriate, granting waivers from the application of the Policy on Business Conduct and Ethics to executive officers and directors. All material waivers shall be promptly disclosed to shareholders in accordance with securities legislation; and

  •
  considering requests from individual directors or committees to engage outside advisors.

Note:

1
Denotes Committee Chair.

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Management Succession and Compensation Committee

Members:    The Management Succession and Compensation Committee consists of Douglas D. Baldwin, Al L. Flood 1, Lawrence G. Tapp, and Stella M. Thompson, all of whom are unrelated, independent directors.

Mandate:    The primary roles and responsibilities of the Management Succession and Compensation Committee include:

  •
  reviewing succession plans for key management positions within the Company and its subsidiaries;

  •
  reviewing management development policies and practices and staffing plans in the Company;

  •
  reviewing and recommending to the Board for approval the compensation and benefit policies of the Company and its subsidiaries, the terms and conditions of employee benefit plans, including incentive-compensation plans and equity-based compensation plans;

  •
  leading the process for assessing the performance of the Chief Executive Officer;

  •
  developing a written position description position for the Company's Chief Executive Officer and reviewing the employment agreements and annual performance contracts of the Chief Executive Officer and executive officers;

  •
  reviewing and approving the compensation levels of executive officers. In considering the Chief Executive Officer's compensation level, the Committee reviews and approves the corporate goals and objectives relevant to the Chief Executive Officer's compensation, evaluates the Chief Executive Officer's performance in light of those goals and objectives, and determines and approves the Chief Executive Officer's compensation level based on this evaluation;

  •
  reviewing and approving employee stock option grants in accordance with the terms of the Employee Stock Option Plan;

  •
  reviewing human resource strategies and policies;

  •
  producing and reviewing the Company's disclosure of executive compensation; and

  •
  in respect of matters within the Management Succession and Compensation Committee's purview and delegation, assisting the Board in its oversight of the Company's compliance with legal and regulatory requirements.

Pension Funds Committee

Members:    The Pension Funds Committee consists of James W. Buckee, Kevin S. Dunne, Dale G. Parker, and Stella M. Thompson1, of whom only James W. Buckee is a related, non-independent director.

Mandate:    The primary roles and responsibilities of the Pension Funds Committee include:

  •
  approving the investment objectives and policy of the Company's pension plans;

  •
  reviewing the investment strategy, risk profile and performance of the plans and approving the asset class allocations of the plans;

  •
  approving the appointment and termination of investment managers and reviewing costs associated with the plan administration;

  •
  reviewing and approving annual financial statements and management reports of each plan; and

  •
  in respect of matters within the Pension Funds Committee's purview and delegation, assisting the Board in its oversight of the Company's compliance with legal and regulatory requirements.

Reserves Committee

Members:    The Reserves Committee consists of Douglas D. Baldwin, Kevin S. Dunne, and Charles W. Wilson 1, all of whom are unrelated, independent directors.

Mandate:    The primary roles and responsibilities of the Reserves Committee include:

  •
  reviewing the Company's procedures relating to the disclosure of information with respect to oil and gas activities;

  •
  reviewing the Company's procedures for providing information to the qualified reserves evaluator or auditor who reports on reserves data;

  •
  meeting with management and the qualified reserves evaluator or auditor to review the reserves data and the report of the qualified reserves evaluator or auditor and to determine whether any restrictions affect the ability of the qualified reserves evaluator or auditor to report on reserves data without reservation;

Note:

1
Denotes Committee Chair.

M A N A G E M E N T P R O X Y C I R C U L A R 27

  •
  reviewing and recommending to the Board for approval the content and filing of the Company's annual statement of reserves data and other oil and gas information;

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  reviewing and recommending to the Board for approval the filing of the annual report on reserves data by the qualified reserves evaluator or auditor;

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  reviewing and recommending to the Board for approval the content and filing of the Company's annual report of management and directors on oil and gas disclosure; and

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  in respect of matters within the Reserves Committee's purview and delegation, assisting the Board in its oversight of the Company's compliance with legal and regulatory requirements.

Roles and Responsibilities of the Chairman of the Board

The principal role of the Chairman of the Board is to manage and provide leadership to the Board of Directors. The Chairman is accountable to the Board and acts as a direct liaison between the Board and management of the Company through the Chief Executive Officer. In addition, the Chairman acts as a communicator for Board decisions where appropriate.

Other duties and responsibilities of the Chairman include:

  •
  providing independent advice and counsel to the Chief Executive Officer;

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  ensuring that the directors are properly informed and that sufficient information is provided to enable the directors to form appropriate judgments;

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  developing and setting the agendas for meetings of the Board, in concert with the Chief Executive Officer; and

  •
  recommending to the Board the appointment of members to the committees of the Board after consultation with the directors, management and the Governance and Nominating Committee.

In addition, the Chairman of the Board is specifically charged with responsibility for leading and managing the Board in discharging its responsibilities (See "Performance Assessments" herein). The Chairman's mandate directs him to ensure that the directors hold regular discussions without management present and he presides at such sessions. In addition, the Chairman acts as the Board's principal communicator with management.

Roles and Responsibilities of the Chief Executive Officer

The Chief Executive Officer is responsible for leading the development and execution of the Company's long term strategy with a view to creating shareholder value. The Chief Executive Officer's leadership role also entails being ultimately responsible for all day-to-day management decisions and for implementing the Company's long and short term plans. The Chief Executive Officer acts as a direct liaison between the Board and management of the Company and communicates to the Board on behalf of management. The Chief Executive Officer also communicates on behalf of the Company to shareholders, employees, government authorities, other stakeholders and the public.

Other duties and responsibilities of the Chief Executive Officer include:

  •
  leading the development of the Company's strategy, and leading and overseeing the implementation of the Company's long and short term plans in accordance with its strategy;

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  assessing the principal risks of the Company to ensure that these risks are being monitored and managed;

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  ensuring effective internal controls and management information systems are in place;

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  ensuring that the Company maintains high standards of corporate citizenship and social responsibility wherever it does business;

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  in concert with the Chairman, developing Board agendas; and

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  abiding by specific internally established control systems and authorities, leading by personal example and encouraging all employees to conduct their activities in accordance with all applicable laws and the Company's standards and policies, including its environmental, safety and health policies.

In addition, the Chief Executive Officer is made directly responsible for achieving the goals of the Company through an annual performance contract, which sets out specific financial, operational, long-term and short-term strategic and leadership goals. Please see the section headed "Summary of Executive Compensation" for a discussion of how the Chief Executive Officer's compensation is directly linked to achievement of the goals set out in his annual performance contract.

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Director Share Ownership Policy

The Company adopted a Deferred Share Unit Plan for non-employee directors effective January 1, 2001 to support the alignment of director and shareholder interests. More information about the Deferred Share Unit Plan is provided under the heading "Remuneration of Directors" in the Circular.

In August 1998, the Board adopted a program regarding director ownership of Company shares, which was subsequently updated by the Company's Governance and Nominating Committee in May 2004. In May 2005, the Governance and Nominating Committee further revised the director share ownership policy to link the amount of required director ownership levels to annual retainers for Board members. The program requires non-executive directors to own a minimum number of Common Shares and DSUs, to be accumulated over a five year period. The following accumulation schedule is currently in effect:

Timetable[1]	Multiple of Common Shares and/or Deferred Share Units to be Accumulated by all Non-Executive Directors[2,3]

End of Year 1	0.6 X Annual Retainer
End of Year 2	1.2 X Annual Retainer
End of Year 3	1.8 X Annual Retainer
End of Year 4	2.4 X Annual Retainer
End of Year 5	3.0 X Annual Retainer

Notes:

1
Refers to years of service as opposed to calendar years. Year 1 is deemed to have commenced on May 1, 2004 for all existing directors, and will commence on May 1 of such later year during which any new individual is elected director of the Company.
2
James W. Buckee as President and Chief Executive Officer, is required to comply with the Company's Executive Share Ownership Policy described below.
3
The Company does not currently intend to grant director stock options to non-executive directors.

In addition and irrespective of a non-executive director's actual Common Share or DSU ownership, a minimum of 40% of the annual Board retainer must be allocated to the DSU program. In addition, a director may voluntarily elect that all or a portion of his or her committee and Board attendance fees be allocated to the DSU program. Directors who do not meet the requirements of the director share ownership policy must either elect to receive a higher portion of their fees in the form of DSUs, exercise existing director stock options (if applicable) or otherwise purchase shares of the Company until they are in compliance with the accumulation schedule listed above.

All directors elected at the last shareholders' meeting own shares or DSUs of the Company that meet or exceed the levels of ownership set by the internal program described above. Mr. Dalton and Mr. Williamson will become subject to the requirements of the director share ownership policy if elected to the Board of Directors at the May 9, 2006 Meeting.

Executive Share Ownership Guidelines

In December 2004, the Management Succession and Compensation Committee considered and approved Executive Share Ownership Guidelines applicable to various officers of the Company effective January 1, 2005. The following basic accumulation schedule has been adopted:

Executive Level	Ownership Requirement

Chief Executive Officer	4 times base salary
Executive Vice-President	2 times base salary
Vice-President	1 times base salary

Executives to whom this policy applies must reach the minimum required level of share ownership within five years of the implementation of the policy. Ownership requirements also apply to persons becoming executives, and such individuals are required to reach the required level within five years of the date of his or her appointment. In calculating ownership, the aggregate value of Common Shares owned, and the net value of all exercisable and vested stock options may be used.

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Policy on Business Conduct and Ethics

In December 2003, the Company revised its Policy on Business Conduct and Ethics (the "Ethics Policy") to better reflect the evolving area of corporate responsibility and to incorporate the new corporate governance standards. In 2005, the Ethics Policy was updated to elaborate the Company's procedures for the reporting of complaints related to accounting and auditing matters, to conform various aspects of the Ethics Policy to the CSA Rules and to reflect various administrative changes.

The Board monitors compliance with the Ethics Policy. Certificates are required at least annually from all managers and appropriate employees, as well as all officers and directors of the Company which confirm compliance with the Ethics Policy or disclose any deviations therefrom. Disclosures contained in the certificates are compiled and reported to the Board of Directors for consideration. No waivers from this policy were granted for the benefit of the Company's directors or executive officers during the year ended December 31, 2005.

The Company's Ethics Policy is applicable to all directors, officers and employees of the Company, and can be obtained from the Company's website at www.talisman-energy.com or upon request from: Investor and Corporate Communications Department, Talisman Energy Inc., Suite 3400, 888 Third Street S.W., Calgary, Alberta, T2P 5C5, e-mail: tlm@talisman-energy.com. The Ethics Policy will also be filed with Canadian securities regulators and can be accessed through www.sedar.com.

Performance Assessments

In accordance with his Terms of Reference, the Chairman conducts an annual evaluation of the effectiveness of the Board, its committees and the individual directors. In 2005, the evaluation process was updated to incorporate current developments in corporate governance practices. Questionnaires which require self-assessments of the Board generally, Board Committees and individual directors are circulated to directors, and the Chairman of the Board interviews individual Board members on various matters contained in the questionnaires. The Chairman then reports his findings to the Governance and Nominating Committee and to the full Board and seeks Board approval to implement any recommendations that may result from this process. The Chair of the Governance and Nominating Committee evaluates the effectiveness of the Chairman annually.

The terms of the mandate of the Board ensure that the Company annually confirms or redetermines its long-term strategy and strategic objectives and sets its budget and development plan for the ensuing three year period. This process produces specific annual and longer term goals for the Company that are further developed into specific performance contracts for each of the executive officers of the Company based upon that executive officer's role in the Company. Through this process, each executive officer (including the President and Chief Executive Officer) individually, and the executive officers as a whole, are made directly responsible for achieving the annual and medium term goals of the Company. A significant portion of the annual compensation of each executive officer is based upon achieving these Company and individual goals.

Shareholder Communications

The Company has adopted a Disclosure Policy which applies to directors, employees and third parties who represent the Company and its subsidiaries. The objectives of the Disclosure Policy are to: (1) ensure that the Company broadly disseminates information in a timely manner in order to keep securityholders and capital markets appropriately informed regarding the Company; (2) prevent the improper use or disclosure of material information and give guidance on dealing with other confidential information pertaining to the Company; (3) raise awareness of disclosure requirements and the Company's approach to disclosure; (4) provide guidance concerning communicating corporate information to investors, industry analysts, members of the media and the investing public; and (5) ensure compliance with all applicable legal and regulatory requirements relating to disclosure.

In addition to the required annual, quarterly and timely reporting of information, the Company regularly makes presentations to industry analysts and investors and regularly holds investor open houses. The Company also meets informally upon request with investors and analysts, but is required to do so in accordance with the requirements of the Disclosure Policy. The Company's Investor Relations and Corporate Communications Department has the specific mandate of responding in a timely manner to all inquiries received from shareholders, analysts and potential investors. Shareholder inquiries or suggestions are forwarded to the appropriate person or to senior management. Shareholders may also obtain corporate information on the Company's external website at www.talisman-energy.com.

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QuickLinks

SCHEDULE A – STATEMENT OF CORPORATE GOVERNANCE PRACTICES